SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

American Building Control, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Thomas W. Briggs
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3521
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

          Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) /   /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Cayman Islands

                        7.     Sole Voting Power: 2,120,000 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,120,000
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,526,981 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  17.3%

14.     Type of Reporting Person:  CO

------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Section 5 hereof.
(2)  For a discussion of the conversion rate of the Issuer's Preferred Stock, see Item 5 hereof.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 7, 2002, as amended by Amendment No. 1 dated November 12, 2002, as amended by Amendment No.2 dated March 17, 2003, as amended by Amendment No. 3 dated September 23, 2003, as amended by Amendment No. 4 dated October 1, 2003, as amended by Amendment No. 5 dated October 3, 2003, as amended by Amendment No. 6 dated October 10, 2003, as amended by Amendment No. 7 dated November 18, 2003, as amended by Amendment No. 8 dated December 23, 2003, as amended by Amendment No. 9 dated December 30, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of American Building Control, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. This Schedule 13D Statement also constitutes for Victoria & Eagle Strategic Fund, Ltd. Amendment No. 12 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, and as subsequently amended hereby.

Item 4.     PURPOSE OF TRANSACTION.

    Item 4 is hereby amended and restated in its entirety as follows:

    VESF has decided to attend, by proxy, the Issuer's annual meeting of shareholders in San Antonio, Texas, on June 21, 2004, for the purpose of nominating from the floor James W. Power for election to the Issuer's board of directors. Mr. Power is 72 years old, resides in Torrence, California, and is currently the Chairman of RF Logistics and the principal partner in J.W. Power & Associates. VESF plans to vote in favor of Mr. Power in lieu of Danny Mills, currently a director and the President of the Issuer.

    Except as set forth above, and subject to the Standstill Agreement described below, VESF currently holds the shares reported herein for investment purposes and, depending on market conditions and other factors that VESF may deem material to its investment decisions, VESF may purchase additional shares in the open market or in private transactions or may sell all or a portion of its shares publicly or privately.

   On December 19, 2003, VESF terminated its previously reported agreements with Solico International, Inc. and entered into a Standstill Agreement with the Issuer. For a period of 18 months, pursuant to the terms of the Standstill Agreement, VESF has agreed not to sell its shares of Preferred Stock, the Issuer has agreed not to redeem VESF's shares of Preferred Stock and VESF has agreed to accept a dividend of one-year LIBOR plus 200 basis points in lieu of the stated 12% dividend on the Preferred Stock.  For a description of the terms of the Standstill Agreement, see Item 6 hereof (which is incorporated herein for all purposes).

    Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,526,981 shares of the Common Stock, which constitutes approximately 17.3% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,120,000 shares of Common Stock and the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock.  Although the conversion rate specified in the Issuer's Certificate of Incorporation is 2.083 (which would result in VESF's owning 406,916 shares of Common Stock on an as converted basis), the Certificate also specifies a liquidation value of $5.00 and a conversion price of $2.40 (which is equivalent to a conversion rate of 2.08333, which, in turn, would result in VESF's owning 406,981 shares of Common Stock on an as converted basis); the Issuer, however, takes the position that 2.08333 is the conversion rate. VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 14,575,369, which represents the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock and the 14,168,388 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2004 filed with the Securities and Exchange Commission on May 17, 2004 (the "10-Q").

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 17.3% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 17.3% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 17.3% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

VESF

VESF has the sole power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  Therefore, on any matter submitted to stockholders for a vote, VESF would have 5,435,640 votes, which represents 2,120,000 votes associated with the 2,120,000 shares of the Common Stock beneficially owned by VESF and 3,255,915 votes associated with the 195,351 shares of the Preferred Stock beneficially owned by VESF.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

(c)     During the last 60 days, the Reporting Person has neither purchased nor sold shares of the Common Stock or Preferred Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock or the Preferred Stock during the past 60 days.

(d)     The Reporting Person affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  June 21, 2004

/s/ Thomas W. Briggs
Thomas W. Briggs,

Attorney-in-Fact for:
VICTORIA & EAGLE STRATEGIC FUND, LTD.

EXHIBIT INDEX

Exhibit          Description

99.1     List of Officers and Directors of BIPIELLE Bank (previously filed).

99.2     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

99.18   Standstill Agreement between American Building Control, Inc. and Victoria & Eagle Strategic Fund Ltd., dated December 19, 2003 (previously filed).